     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 6, 1996
                                                       REGISTRATION NO. 333-
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                                   FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               ----------------

                             HURCO COMPANIES, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                               ----------------

         INDIANA                     3541                    35-1150732
     (STATE OR OTHER           (PRIMARY STANDARD          (I.R.S. EMPLOYER
      JURISDICTION                INDUSTRIAL           IDENTIFICATION NUMBER)
   OF INCORPORATION OR      CLASSIFICATION NUMBER)
      ORGANIZATION)

                              ONE TECHNOLOGY WAY
                          INDIANAPOLIS, INDIANA 46268
                                (317) 293-5309
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               ----------------

                                 ROGER J. WOLF
                            CHIEF FINANCIAL OFFICER
                             HURCO COMPANIES, INC.
                              ONE TECHNOLOGY WAY
                          INDIANAPOLIS, INDIANA 46268
                                (317) 293-5309
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                  INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                         COPIES OF COMMUNICATIONS TO:

        DAVID C. WORRELL, ESQ.                 STEPHEN H. COOPER, ESQ.
            BAKER & DANIELS                  WEIL, GOTSHAL & MANGES LLP
       300 NORTH MERIDIAN STREET                  767 FIFTH AVENUE
      INDIANAPOLIS, INDIANA 46204                NEW YORK, NY 10153
            (317) 237-0300                         (212) 310-8000

                               ----------------

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

  If the only securities being registered on this Form are being offered pursuant to dividend or reinvestment plans, check the following box. [_]

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

                        CALCULATION OF REGISTRATION FEE
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                                                        PROPOSED
                                           PROPOSED     MAXIMUM
  TITLE OF EACH CLASS OF      AMOUNT       MAXIMUM     AGGREGATE   AMOUNT OF
     SECURITIES TO BE         TO BE     OFFERING PRICE  OFFERING  REGISTRATION
        REGISTERED          REGISTERED    PER SHARE     PRICE(a)      FEE
- ------------------------------------------------------------------------------
Common Stock (no par val-
 ue).....................  1,085,296(b)     $4.63      $5,024,921    $1,734

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
(a) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(a).
(b) This Registration Statement also covers such indeterminate number of additional shares as may be required to be issued upon exercise of rights as a consequence of rounding.

                               ----------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(a) OF THE SECURITIES ACT OF 1933, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                               1,085,296 SHARES

                             HURCO COMPANIES, INC.

                                 COMMON STOCK

  Hurco Companies, Inc. (the "Company") is distributing to holders of record of its Common Stock, no par value (the "Common Stock"), as of the close of business on June 5, 1996 (the "Record Date"), non-transferable rights (the "Rights") to subscribe for and purchase additional shares of Common Stock at a subscription price (the "Subscription Price") of $4.63 per share (the "Rights Offering").

  Shareholders of record will receive .20 of a Right for each share of Common Stock held by them as of the Record Date. Each whole Right will entitle the holder to purchase one share of Common Stock at the Subscription Price (the "Basic Subscription Privilege"). No fractional Rights or cash in lieu thereof will be distributed or paid by the Company. The number of Rights distributed to each holder of Common Stock will be rounded up to the nearest whole number. As a consequence of such rounding, the total number of shares that may be issued pursuant to the Rights Offering may be increased by up to 500 shares. Each Right also carries the right (the "Oversubscription Privilege") to subscribe at the Subscription Price for shares of Common Stock that are not otherwise purchased by shareholders through the exercise of Rights. The Rights will be evidenced by non-transferable subscription certificates. Certificates representing shares of Common Stock purchased through the exercise of Rights will be issued as soon as practicable after the related Rights have been validly exercised. Once a holder has exercised Rights, such exercise may not be revoked. The Rights will expire at 5:00 p.m., New York City time, on July 3, 1996, unless extended for up to thirty (30) days (the "Expiration Time").

  PRIOR TO DECIDING TO EXERCISE RIGHTS, SHAREHOLDERS SHOULD CAREFULLY CONSIDER THE FACTORS SET FORTH UNDER "RISK FACTORS" BEGINNING ON PAGE 7 HEREOF.
                                                  (Continued on following page)

                               ----------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE  COMMISSION  OR  ANY  STATE SECURITIES  COMMISSION  NOR  HAS  THE
    COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE  ACCURACY
     OR ADEQUACY OF  THIS PROSPECTUS. ANY REPRESENTATION  TO THE CONTRARY
      IS A CRIMINAL OFFENSE.

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                                                       PROCEEDS TO COMPANY(1)(2)
                                    SUBSCRIPTION PRICE  MINIMUM(3)   MAXIMUM(4)
- --------------------------------------------------------------------------------
Per Share..........................       $4.63           $4.63        $4.63
- --------------------------------------------------------------------------------
Total..............................     $5,024,921      $2,800,000   $5,024,921

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
(1) The Common Stock is being offered and sold directly by the Company, and no commission or other remuneration will be paid to any person for soliciting purchases of the Common Stock. See "The Rights Offerings--Information
    Agent" for information with respect to certain contingent fees payable by the Company to Georgeson & Company Inc., the Information Agent for the
    Rights Offering.
(2) Before deducting expenses payable by the Company, estimated at $200,000.
(3) Assumes the sale only of the 278,001 shares and 326,751 shares that are the subject of commitments of the Standby Purchasers. See "The Rights Offering--Standby Commitments."
(4) Assumes the sale of all of the 1,085,296 shares offered hereby, without adjustment for rounding.

                               ----------------

                 The date of this Prospectus is June 6, 1996.

(Continued from previous page)

  The Rights may not be exercised by any person, and neither this Prospectus nor any Subscription Certificate (as defined herein) shall constitute an offer to sell or a solicitation of an offer to purchase any shares of Common Stock, in any jurisdiction in which such transactions would be unlawful. See "The Rights Offering--Subscription Privileges--State and Foreign Securities Laws."

  Brynwood Partners Limited Partnership ("Brynwood I"), the owner of 1,390,001 shares (or approximately 25.6% of the outstanding shares) of Common Stock, has advised the Company that, due to liquidity limitations, it does not intend to exercise any of its Rights. In lieu thereof, Brynwood Partners II L.P. ("Brynwood II"), an affiliate of Brynwood I, has agreed to purchase from the Company and the Company has agreed to sell to Brynwood II, at the Subscription Price, all of the 278,001 shares of Common Stock that otherwise would have been available for purchase by Brynwood I pursuant to the exercise of its Basic Subscription Privilege. In addition, Brynwood II, Hendrik J. Hartong, Jr. and Richard T. Niner (collectively, the "Standby Purchasers") have agreed to purchase from the Company, at the Subscription Price, an aggregate of up to 326,751 shares of Common Stock to the extent such shares are not purchased by shareholders pursuant to the exercise of Rights, including the Oversubscription Privilege. Messrs. Hartong and Niner, both of whom are directors of the Company, are the general partners of partnerships that serve, respectively, as managing general partner of Brynwood I and Brynwood II. See "The Rights Offering--Standby Commitments."

  The Company's Common Stock is traded in the NASDAQ National Market under the symbol "HURC." On June 5, 1996, the last trading day prior to public announcement of the Rights Offering, the closing sales price of the Common Stock on the NASDAQ National Market was $6 5/8 per share. The Subscription Price represents a discount of 10% from the average closing price of the Common Stock on the NASDAQ National Market for the thirty (30) trading days ending June 3, 1996.

                               ----------------

                             AVAILABLE INFORMATION

  The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-3 under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Rights and the Common Stock offered hereby. This Prospectus, which is a part of such Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits thereto. For further information with respect to the Company, the Rights and the Common Stock, reference is hereby made to such Registration Statement and the exhibits filed therewith. The Registration Statement, including the exhibits thereto, may be inspected without charge at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. The statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference and the exhibits thereto. Copies of each such contract or other document may be obtained from the Commission at its principal office in Washington, D.C. upon payment of the charges prescribed by the Commission.

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files periodic reports, proxy and information statements and other information with the Commission. The Registration Statement, including the exhibits thereto, as well as such reports, proxy and information statements and other information filed by the Company with the Commission, may be inspected, without charge, and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, Room 1024, and at its regional offices at 7 World Trade Center, 13th Floor, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such materials may be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Company's Common Stock is listed on the NASDAQ National Market. Reports, proxy and information statements and other information concerning the Company may be inspected at the offices of the NASDAQ National Market, 1735 K Street, Washington, D.C. 20006-1500.

                               ----------------

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The Company hereby incorporates by reference in this Prospectus its Annual Report on Form 10-K for the fiscal year ended October 31, 1995 and its Quarterly Report on Form 10-Q for the fiscal quarter ended January 31, 1996, which have been filed with the Commission pursuant to the Exchange Act.

  All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Company's Common Stock pursuant hereto shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing such documents.

  Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  The Company will furnish without charge to each person to whom this Prospectus is delivered, on written or oral request of such person, a copy of any or all documents incorporated by reference in this Prospectus, without exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Copies of this Prospectus, as amended or supplemented from time to time, and any other documents (or parts of documents) that constitute part of the Prospectus under Section 10(a) of the Securities Act will also be provided without charge to each such person, upon written or oral request. Requests should be directed to Investor Relations, Hurco Companies, Inc., One Technology Way, Indianapolis, Indiana 46268, telephone number (317) 293-5309.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information and the financial statements and notes thereto incorporated by reference in this Prospectus. Holders of Rights are urged to read this Prospectus in its entirety prior to making a decision to exercise their Rights. Certain capitalized terms used herein are defined elsewhere in this Prospectus.

                                  THE COMPANY

  The Company designs and produces computer numerical control ("CNC") systems and software and CNC-guided machine tools for sale through its own distribution systems to the worldwide machine tool industry. The Company's proprietary CNC systems and related software products are either integrated with machine tools marketed by the Company, sold to machine tool end users or sold to other manufacturers who integrate them with their own products.

                              THE RIGHTS OFFERING

RIGHTS......................  Each holder of the Company's Common Stock will receive, at no cost, .20 of a Right for each share of Common Stock held of record by such holder as of 5:00 p.m., New York City time, on June 5, 1996 (the "Record Date"). The number of Rights distributed to each holder will be rounded up to the nearest whole number and no fractional Rights or cash in lieu thereof will be distrib-uted or paid. An aggregate of 1,085,296 Rights will be distributed. The Rights will be evidenced by non-transferable subscription certificates (the "Subscription Certificates") and will expire at 5:00 p.m., New York City time, on July 3, 1996, unless extended for up to thirty (30) days (the "Expiration Time").

BASIC SUBSCRIPTION
PRIVILEGE...................  Each whole Right will entitle the holder thereof to purchase, at the Subscription Price, one share of Common Stock (the "Basic Subscription Privi-lege").

OVERSUBSCRIPTION              Each holder of Rights who elects to exercise the
PRIVILEGE...................  Basic Subscription Privilege in full will also be entitled to subscribe, subject to proration, for up to 1,085,296 additional shares of Common Stock at the Subscription Price (the "Oversubscription
                              Privilege"). Brynwood I, the holder of 1,390,001 shares, has advised the Company that it does not intend to exercise any of its Rights. In lieu thereof, Brynwood II, an affiliate of Brynwood I, has agreed to purchase from the Company and the Company has agreed to sell to Brynwood II, at the Subscription Price, all of the 278,001 shares that otherwise would have been available for pur-chase by Brynwood I pursuant to exercise of its Basic Subscription Privilege. (See "Standby Com-mitments," below.) If the number of shares of Common Stock available (the "Excess Shares") af-ter (i) the sale to Brynwood II of the shares that otherwise could have been purchased by Brynwood I and (ii) the satisfaction of all subscriptions pursuant to exercise of the Basic
                              Subscription Privilege by shareholders other than Brynwood I is insufficient to satisfy in full all elections to exercise the Oversubscription Privi-lege, the Excess Shares will be allocated among holders who have exercised their Oversubscription Privilege, pro rata, in the same ratio that the number of shares subscribed for by each such holder pursuant to exercise of the Oversubscription Privilege bears to the total number of shares subscribed for by all such hold-ers pursuant to exercise of the Oversubscription
                              Privilege.

SUBSCRIPTION PRICE..........  $4.63 in cash per share of Common Stock sub-
                              scribed.

RECORD DATE.................  June 5, 1996.

EXPIRATION TIME.............  5:00 p.m., New York City time, on July 3, 1996, unless extended for up to thirty (30) days.

TRANSFERABILITY OF RIGHTS...  The Rights are non-transferable.

PROCEDURE FOR EXERCISING
RIGHTS......................  Rights may be exercised by the holder by properly completing and signing the Subscription Certifi-cate evidencing those Rights and forwarding that Subscription Certificate (or following the Guar-anteed Delivery Procedures described herein), with payment of the Subscription Price for each share of Common Stock subscribed for pursuant to the Basic Subscription Privilege and the Oversubscription Privilege, to State Street Bank & Trust Company (the "Subscription Agent") on or prior to the Expiration Time. If the mail is used to forward Subscription Certificates, it is rec-ommended that insured, registered mail be used. No interest will be paid on funds delivered in payment of the Subscription Price. ONCE A HOLDER HAS EXERCISED ANY RIGHTS, SUCH EXERCISE MAY NOT BE REVOKED. See "The Rights Offering--Exercise of Rights."

PROCEDURE FOR EXERCISING
RIGHTS BY FOREIGN AND
CERTAIN
OTHER SHAREHOLDERS..........  Subscription Certificates will not be mailed to holders of Common Stock whose addresses are out-side the United States or who have an APO or FPO address, but will be held by the Subscription Agent for their account. To exercise the Rights represented thereby, such holders must notify the Subscription Agent on or prior to the Expiration Time. If no instructions have been received by that time, such Rights will expire. See "The Rights Offering--Foreign and Certain Other Share-holders."

PERSONS HOLDING COMMON
STOCK, OR WISHING TO
EXERCISE RIGHTS, THROUGH
OTHERS......................  Persons holding shares of Common Stock, and re-
                              ceiving the Rights distributed with respect thereto, through a broker, dealer, commercial bank, trust company or other nominee, as well as persons holding certificates of Common Stock per-sonally who would prefer to have such institu-tions effect transactions relating to the Rights on their behalf, should contact the appropriate institution or nominee and request it to effect the transactions for them. See "The Rights Offer-ing--Exercise of Rights."

ISSUANCE OF COMMON STOCK....  Certificates representing shares of Common Stock purchased pursuant to the exercise of the Basic Subscription Privilege will be delivered to sub-scribers as soon as practicable after the corre-sponding

                              Rights have been validly exercised. Certificates representing Excess Shares purchased pursuant to exercise of the Oversubscription Privilege will be delivered to subscribers as soon as practica-ble after the Expiration Time and after all pro-rations have been effected. See "The Rights Of-fering--Subscription Privileges."

SUBSCRIPTION AGENT..........  The Subscription Agent is State Street Bank &
                              Trust Company, Boston, Massachusetts.

INFORMATION AGENT...........  Georgeson & Company Inc. will act as the informa-
                              tion agent for the Rights Offering (the "Informa-tion Agent").

STANDBY COMMITMENTS.........  In lieu of the exercise of Rights by Brynwood I,
                              Brynwood II has agreed to purchase from the Com-pany and the Company has agreed to sell to Brynwood II, at the Subscription Price, all of the 278,001 shares that otherwise could have been purchased by Brynwood I pursuant to the exercise of its Basic Subscription Privilege. In addition, Brynwood II and the other Standby Purchasers have agreed to purchase from the Company, at the Sub-scription Price, an aggregate of up to 326,751 shares of Common Stock not purchased by share-holders pursuant to the exercise of Rights, in-cluding the Oversubscription Privilege. See "The Rights Offering--Standby Commitments."

USE OF PROCEEDS.............  To prepay installments of outstanding indebted-
                              ness coming due on July 31, 1996 and for general corporate purposes. See "Use of Proceeds."

RISK FACTORS................  Purchase of the Common Stock involves certain risks. See "Risk Factors."

                                 RISK FACTORS

  The purchase of shares of Common Stock through the exercise of Rights involves certain risks. Holders of Rights should consider the following risk factors before making a decision to exercise their Rights and subscribe for shares.

RECENT LOSSES

  Although the Company reported net income in its fiscal year ended October 31, 1995, it reported substantial losses during each of the three preceding fiscal years. There can be no assurance that the Company will be able to maintain or increase its profitability.

SIGNIFICANT LEVERAGE AND DEBT SERVICE REQUIREMENTS

  The Company is significantly leveraged and will continue to be so after completion of the Rights Offering. At January 31, 1996, the Company's outstanding indebtedness for borrowed money aggregated approximately $34.0 million, all of which is secured, and its total debt represented approximately 82% of its total capitalization (including short-term debt). If all of the 1,085,296 shares offered hereby are sold at the Subscription Price of $4.63 per share, that percentage will be 70%.

  Approximately $4.5 million of the Company's outstanding indebtedness at January 31, 1996 is due in fiscal 1996, including approximately $3.1 million that is due on July 31, 1996. Term loan payments of $3.0 million are due in fiscal 1997 and annual installments of approximately $1.8 million are due thereafter through December 2000. Of the remaining indebtedness of $19.5 million, approximately $18.4 million consists of borrowings under the Company's revolving credit facility, which expires on May 1, 1997 subject to automatic extension to November 1, 1997 if, at any time prior to May 1997, the Company's consolidated net worth exceeds $12 million.

  Management believes that the proceeds from this Rights Offering, together with anticipated cash flow from operations, will be sufficient to enable the Company to meet its anticipated cash requirements, including scheduled debt amortization payments, through the end of fiscal 1997, even if the proceeds of this Rights Offering do not exceed the minimum set forth on the cover page of this Prospectus. In addition, although no assurance can be given, the Company believes that it will be able to replace or obtain an extension of its revolving credit facility at or prior to its expiration in 1997. However, if the proceeds of this Rights Offering do not exceed the minimum set forth on the cover page of this Prospectus, or cash flow from operations is less than currently anticipated, the Company may be required to limit planned investments in new products, equipment and business development opportunities in order to meet its debt service requirements in fiscal 1997 and in subsequent years.

INDUSTRY CONDITIONS

  The machine tool industry served by the Company is highly competitive and is sensitive to cyclical economic changes. During the period from 1991 through 1994, markets for machine tools, particularly those in Europe (which accounted for approximately 37% of the Company's sales in fiscal 1995), were adversely affected by recessionary conditions and experienced significant declines in demand and resulting price pressure on suppliers. Although these markets improved significantly in fiscal 1995 and demand for the Company's products has continued to be strong, there can be no assurance that market conditions will continue to be favorable or that changing economic conditions in the future will not have a material adverse effect upon the Company.

IMPACT OF THE RIGHTS OFFERING ON EXISTING SHAREHOLDERS

  The Rights entitle the holders of Common Stock on the Record Date to purchase shares of Common Stock at a price below the prevailing market price of the Common Stock prior to the announcement of the Rights Offering. Those Common Stock holders who exercise their Rights will preserve, and through the Oversubscription Privilege may increase, their proportionate interests in the Company. Those Common Stock holders who do not exercise their Rights will experience a decrease in their proportionate interests in the Company.

  If none of the Company's existing shareholders exercise their Rights and the Standby Purchasers purchase all of the 604,752 shares they have committed to purchase, as described under "The Rights Offering--Standby Commitments," the proportionate interest in the Company held by its current shareholders other than Brynwood I will be reduced by approximately 7.5%.

OWNERSHIP BY CONTROLLING SHAREHOLDERS

  An aggregate of 1,390,001 shares, or approximately 25.6% of the Common Stock outstanding on the Record Date, is owned by Brynwood I. The general partner of Brynwood I is an entity controlled by Messrs. Hartong and Niner, both of whom are directors of the Company. Brynwood II is a limited partnership, of which the general partner also is an entity controlled by Messrs. Hartong and Niner. Brynwood I has advised the Company that it does not intend to exercise its Rights. As more fully described under "The Rights Offering--Standby Commitments," Brynwood II has agreed to purchase from the Company and the Company has agreed to sell to Brynwood II, at the Subscription Price, all of the 278,001 shares that otherwise would have been available for purchase by Brynwood I pursuant to the exercise of its Basic Subscription Privilege. If all of the 807,295 remaining shares offered hereby are purchased by the Company's shareholders pursuant to the exercise of their Rights (including the Oversubscription Privilege), the percentage of the outstanding shares controlled by Messrs. Hartong and Niner will remain unchanged. However, as Standby Purchasers, Brynwood II and Messrs. Hartong and Niner also have agreed to purchase from the Company, at the Subscription Price, an aggregate of up to 326,751 additional shares to the extent such shares are not purchased by existing shareholders pursuant to the exercise of their Rights (including the Oversubscription Privilege). If all of those additional shares are purchased by the Standby Purchasers, the percentage of the outstanding Common Stock controlled by Messrs. Hartong and Niner will increase, but in no event will exceed 33.8%.

CERTAIN ANTITAKEOVER PROVISIONS

  The Company's Articles of Incorporation permit the Board of Directors, without specific shareholder approval, to issue shares of Preferred Stock in one or more series and to determine the designation of, and the voting and other rights, preferences, privileges and restrictions applicable to, such shares. In addition, the Articles of Incorporation and certain provisions of Indiana law impose higher shareholder approval requirements for certain business combination transactions. These provisions, as well as provisions of Indiana law that limit the ability of holders of "control shares" to vote them in certain instances, may have the effect of inhibiting or discouraging a merger, tender offer, proxy contest or other transaction involving a change in control of the Company, even if such actions may be beneficial to the Company's shareholders generally. See "Description of Capital Stock--Preferred Stock" and "Description of Capital Stock--Certain Provisions of the Articles of Incorporation and Indiana Law."

ABSENCE OF DIVIDENDS ON COMMON STOCK

  The Company does not currently pay and, for the foreseeable future, does not expect to pay cash dividends on its Common Stock. In addition, the payment of cash dividends is restricted by the Company's agreements with its principal lenders.

MANAGEMENT DISCRETION WITH REGARD TO UNALLOCATED PROCEEDS

  Management has allocated $3,100,000 of the net proceeds of the Rights Offering to prepay installments of the Company's outstanding indebtedness to its senior lenders. Assuming the sale of all of the 1,085,296 shares offered hereby, the net proceeds to the Company from the Rights Offering will be approximately $4,825,000. In such event, the balance of the net proceeds, $1,725,000 (representing 35.8% of the maximum net proceeds), will be used for general corporate purposes at the discretion of management. See "Use of Proceeds."

                                  THE COMPANY

  The Company designs and produces CNC systems and software and CNC-guided machine tools for sale through its own distribution systems to the worldwide machine tool industry. Its principal products consist of CNC systems and related software for metal cutting machine tools and metal forming press brakes, as well as complete CNC-guided milling machines and machining centers into which the Company's own systems have been fully integrated. The Company's proprietary CNC systems and related software products are either integrated with machine tools marketed by the Company, sold to machine tool end users or sold to other machine tool manufacturers who integrate them with their own products. The Company also produces and distributes control upgrades, accessories and replacements parts and provides operator training and support services to its customers.

  The Company pioneered the application of microprocessor technology and conversational programming software to machine tool controls and, since its founding in 1968, has been a leader in the introduction of CNC systems that automate manufacturing processes and improve productivity in certain segments of the metalworking industry. The Company has concentrated on designing "user friendly" CNC systems that can be operated by both skilled and unskilled machine tool operators and yet are capable of instructing a machine tool to perform complex tasks. The combination of microprocessor technology and patented interactive, conversational software in the Company's CNC systems enables operators on the production floor to quickly and easily create a part program for machining and forming a particular part from a blueprint or electronic design and immediately begin production of that part.

  The Company's products are sold through over 200 independent agents and distributors in 37 countries throughout North America, Europe and Asia. The Company also has its own direct sales forces in the United States, England, France, Germany and Singapore. Approximately 80% of the worldwide demand for CNC-guided machine tools and CNC systems comes from outside the U.S. and, accordingly, the Company considers its international presence to be critical to its operations.

  During fiscal 1992, the Company initiated a complete restructuring of its operations. This restructuring program, which was completed in fiscal 1995, included the discontinuance of certain lower margin product lines and models, the redesign of the Company's machine tool lines, the outsourcing of its manufacturing operations to independent contractors and the rationalization of its marketing, distribution and customer service activities. Charges associated with this restructuring program contributed to losses in fiscal years 1992 and 1993. In fiscal 1995, the Company returned to profitability, reporting net income of $204,000, as compared to net losses of $5,791,000, $21,144,000 and $5,789,000 in fiscal 1994, fiscal 1993 and fiscal 1992, respectively.

                                USE OF PROCEEDS

  The net proceeds to the Company from the Rights Offering, after payment of related expenses, will range from a minimum of approximately $2,600,000 (assuming that none of the Company's current shareholders exercises Rights and that the Standby Purchasers purchase all of the 604,752 shares that are the subject of their commitments) to a maximum of approximately $4,825,000 (assuming the sale of all of the 1,085,296 shares offered hereby). Such proceeds, together with the Company's existing cash (if and to the extent such proceeds are less than $3,100,000), will be used to prepay an aggregate of $3,100,000 of installments of the Company's outstanding indebtedness to its senior lenders that would otherwise be due on July 31, 1996. Of the amount to be so prepaid, $1,400,000 consists of bank debt bearing interest at a variable rate (8.75% per annum at January 31, 1996) and $1,700,000 is due to the holders of the Company's 11.12% Senior Notes. The balance of the net proceeds, if any (up to a total of $1,725,000, assuming the maximum proceeds are realized from the Rights Offering), will be used for general corporate purposes and, pending such utilization, will be applied to reduce outstanding revolving credit borrowings.

                   PRICE RANGE OF COMMON STOCK AND DIVIDENDS

  The Company's Common Stock is traded in the NASDAQ National Market, under the symbol "HURC". The following table sets forth the high and low sales prices of the Company's Common Stock as reported by the NASDAQ National Market for the periods indicated.

      FISCAL YEAR                                                   HIGH   LOW
      -----------                                                  ------ ------
      1994
        First Quarter............................................. $3 3/8 $2
        Second Quarter............................................  3 3/4  2 5/8
        Third Quarter.............................................  2 7/8  2 1/4
        Fourth Quarter............................................  4 3/4  2 1/4
      1995
        First Quarter.............................................  4 1/2  3 3/4
        Second Quarter............................................  4 3/8  2 3/4
        Third Quarter.............................................  4 1/4  3 3/8
        Fourth Quarter............................................  7 1/8  3 1/2
      1996
        First Quarter.............................................  7 1/4  4 1/2
        Second Quarter............................................  4 3/4  3 1/4
        Third Quarter (through June 5, 1996)......................  7      4 1/8

  On June 5, 1996, the last trading day prior to the public announcement of the Rights Offering, the closing price of the Common Stock on the NASDAQ National Market was $6 5/8 per share.

  The Company did not pay cash dividends during any of the periods indicated in the foregoing table. It does not expect to pay cash dividends in the foreseeable future and intends to retain earnings for working capital, capital expenditures and debt reduction. In addition, the payment of cash dividends is restricted by the Company's agreements with its principal lenders.

                                 CAPITALIZATION

  The following table sets forth the short-term debt and capitalization of the Company at January 31, 1996 and as adjusted to give effect to the sale of the minimum and maximum number of shares of Common Stock pursuant to the Rights Offering, as set forth on the cover page of this Prospectus, and the application of a portion of the estimated net proceeds therefrom to reduce outstanding indebtedness:

                                                       JANUARY 31, 1996
                                                  ----------------------------
                                                               AS ADJUSTED
                                                            ------------------
                                                   ACTUAL   MINIMUM   MAXIMUM
                                                  --------  --------  --------
                                                         (UNAUDITED)
                                                    (DOLLARS IN THOUSANDS)
Short-term debt:
  Current portion of long-term debt.............. $  6,278  $  3,178  $  3,178
                                                  ========  ========  ========
Long-term debt:
  Bank revolving credit facilities............... $ 18,316  $ 18,816  $ 16,591
  Bank term loan.................................    3,967     2,567     2,567
  11.12% Senior Notes due 1998...................   10,605     8,905     8,905
  Economic Development Revenue Bonds, Series
   1990..........................................    1,000     1,000     1,000
  Other..........................................       81        81        81
                                                  --------  --------  --------
                                                    33,969    31,369    29,144
Less current maturities..........................   (6,278)   (3,178)   (3,178)
                                                  --------  --------  --------
    Total long-term debt.........................   27,691    28,191    25,966
                                                  --------  --------  --------
Shareholders' equity:
  Preferred stock $100 par value (40,000) shares
   authorized, none issued)......................      --        --        --
  Common stock, no par value, $.10 stated value
   (7,500,000 shares authorized, 5,426,482
   shares, 6,031,234 shares and 6,511,778 shares
   issued and outstanding).......................      543       603       651
  Additional paid-in capital.....................   45,573    48,113    50,290
  Accumulated deficit............................  (33,901)  (33,901)  (33,901)
  Foreign currency translation adjustment........   (4,628)   (4,628)   (4,628)
                                                  --------  --------  --------
    Total shareholders' equity...................    7,587    10,187    12,412
                                                  --------  --------  --------
      Total capitalization....................... $ 35,278  $ 38,378  $ 38,378
                                                  ========  ========  ========
      Total short-term debt and capitalization... $ 41,556  $ 41,556  $ 41,556
                                                  ========  ========  ========

                              THE RIGHTS OFFERING

THE RIGHTS

  The Company is distributing to holders of record of its outstanding Common Stock as of the close of business on the Record Date (5:00 p.m., New York City time, on June 5, 1996), at no cost to such holders, Rights to subscribe for additional shares of Common Stock at a Subscription Price of $4.63 per share. Each holder will receive .20 of a Right for each share of Common Stock held by such holder on the Record Date. The Rights are evidenced by non-transferable Subscription Certificates, which record holders are receiving with copies of this Prospectus.

  The Rights entitle the holders thereof to purchase shares of Common Stock from the Company at a Subscription Price of $4.63 per share, which represents a discount of 10% from the average closing price of the Common Stock on the NASDAQ National Market for the thirty (30) trading days ending June 3, 1996. There can be no assurance that the Common Stock will trade at prices above the Subscription Price. See "Determination of Subscription Price" below.

  The Rights will expire at the Expiration Time (5:00 p.m., New York City time, on July 3, 1996), unless extended for up to thirty (30) days by the Company at the request of the Standby Purchasers.

  No fractional Rights or cash in lieu thereof will be issued or paid. The number of Rights distributed to each holder will be rounded up to the nearest whole number. No Subscription Certificate may be divided in such a way as to permit the holder to receive a greater number of Rights than the number to which such Subscription Certificate entitles its holder, except that a depositary, bank, trust company, and securities broker or dealer holding shares of Common Stock on the Record Date for more than one beneficial owner may, by providing written representations of The Depository Trust Company (the "DTC"), exchange its Subscription Certificate to obtain separate Subscription Certificates for the number of Rights to which each such beneficial owner would have been entitled had it been a holder of record on the Record Date. The Company reserves the right to refuse to issue any such Subscription Certificate if such issuance would be inconsistent with the principle that the number of Rights to which each beneficial owner is entitled will be rounded up to the nearest whole Right.

  Because the number of Rights distributed to each holder will be rounded up to the nearest whole number, beneficial owners of Common Stock who are also the record holders of such shares will receive more Rights under certain circumstances than beneficial owners of Common Stock who are not the record holder of their shares and who do not obtain (or cause the record holder to obtain) a separate Subscription Certificate with respect to the shares beneficially owned by them, including shares held in an investment advisory or similar account. To the extent that record holders of Common Stock or beneficial owners of Common Stock who obtain a separate Subscription Certificate receive more Rights, they will be able to subscribe for more Common Stock pursuant to the Basic Subscription Privilege and, in the event shares of Common Stock subscribed for pursuant to the Oversubscription Privilege are prorated, they will be able to subscribe for more shares pursuant to the Oversubscription Privilege.

EXPIRATION TIME

  The Rights will expire at 5:00 p.m., New York City time, on July 3, 1996, unless extended for up to thirty (30) days by the Company at the request of the Standby Purchasers pursuant to the standby purchase agreement (the "Expiration Time"), after which all unexercised Rights will be null and void. The Company will not be obligated to honor any purported exercise of Rights received by the Subscription Agent after the Expiration Time, regardless of when the documents relating to such exercise were transmitted, except when timely transmitted pursuant to the Guaranteed Delivery Procedures described below. The Company may not extend the Expiration Time unless requested to do so by, or with the consent of, the Standby Purchasers.

  Reference is made to the "Instructions for Completing Subscription Certificates" accompanying the Subscription Certificate for a description of how to exercise the Rights.

SUBSCRIPTION PRIVILEGES

  Basic Subscription Privilege. The Basic Subscription Privilege will entitle the holder of each whole Right to purchase one share of Common Stock at the Subscription Price. Each Rights holder is entitled to subscribe for all or any portion of the shares of Common Stock that may be acquired through the exercise of its Basic Subscription Privilege.

  Oversubscription Privilege. Subject to proration as described below, the Oversubscription Privilege will entitle the holder of a Right to subscribe at the Subscription Price for shares of Common Stock in addition to those subscribed by such holder through exercise of the Basic Subscription Privilege. The number of shares that may be so subscribed for by a holder pursuant to exercise of the Oversubscription Privilege may not exceed 1,085,296 shares (the total number of shares offered pursuant to this Prospectus). Only those holders that exercise the Basic Subscription Privilege in full will be entitled to exercise the Oversubscription Privilege.

  If the number of Excess Shares available for purchase pursuant to the Oversubscription Privilege after (i) the sale to Brynwood II of the shares that otherwise could have been purchased by Brynwood I pursuant to its Basic Subscription Privilege and (ii) the satisfaction of all subscriptions pursuant to the exercise of the Basic Subscription Privilege by shareholders other than Brynwood I is not sufficient to satisfy all subscriptions pursuant to exercise of the Oversubscription Privilege, the Excess Shares will be allocated pro rata (subject to the elimination of fractional shares) among those holders who have exercised the Oversubscription Privilege, in the same ratio that the number of shares subscribed for by each such holder pursuant to exercise of the Oversubscription Privilege bears to the total number of shares subscribed for by all such holders pursuant to exercise of the Oversubscription Privilege.

  If a proration of the Excess Shares results in a Rights holder receiving fewer shares of Common Stock than the Rights holder subscribed for pursuant to the Oversubscription Privilege, then the excess funds paid by that Rights holder as the Subscription Price for shares not issued will be returned by mail to subscribers as soon as practicable after the Expiration Time, without interest or deduction.

  In order to exercise the Oversubscription Privilege, banks, brokers and other nominee Rights holders that exercise the Oversubscription Privilege on behalf of beneficial owners of Rights will be required to certify (a "Nominee Holder Certification") to the Subscription Agent and the Company the number of shares held on the Record Date on behalf of each such beneficial owner of Rights, the number of Rights as to which the Basic Subscription Privilege has been exercised on behalf of each such beneficial owner, that each such beneficial owner's Basic Subscription Privilege held in the same capacity has been exercised in full and the number of shares of Common Stock subscribed for pursuant to the Oversubscription Privilege by each such beneficial owner, and to record certain other information received from each such beneficial owner.

DELIVERY OF SHARES

  Certificates representing shares of Common Stock purchased pursuant to exercise of the Basic Subscription Privilege will be delivered to subscribers as soon as practicable after the related Rights have been validly exercised. Certificates representing shares of Common Stock purchased pursuant to exercise of the Oversubscription Privilege will be delivered to subscribers as soon as practicable after the Expiration Time and after all prorations have been effected.

EXERCISE OF RIGHTS AND SUBSCRIPTION AGENT

  Rights holders may exercise the Basic Subscription Privilege and the Oversubscription Privilege by properly completing and signing the subscription form on the Subscription Certificate, including, if required, a signature guarantee from an Eligible Institution (as defined in "Instructions for Completing Subscription Certificates" accompanying the Subscription Certificate), and mailing or delivering the Subscription Certificate to State Street Bank & Trust Company (the "Subscription Agent"), together with payment of the aggregate Subscription Price in full (in United States dollars). A Rights holder may exercise the Oversubscription Privilege to subscribe for

(a) a specified number of shares (subject to the maximum oversubscription permitted hereby) or (b) the maximum number of shares to which it may be entitled to oversubscribe.

  A Rights holder may exercise Rights in whole or in part, but no Rights may be exercised for fractional shares. If an exercising Rights holder does not indicate the number of Rights being exercised, or does not forward full payment of the aggregate Subscription Price for the number of Rights that the Rights holder indicates are being exercised, then the Rights holder will be deemed to have exercised the Basic Subscription Privilege with respect to the maximum number of Rights that may be exercised for the aggregate Subscription Price payment delivered by the Rights holder, and to the extent that the aggregate Subscription Price payment delivered by the Rights holder exceeds the product of the Subscription Price multiplied by the number of Rights evidenced by the Subscription Certificate delivered by the Rights holder (such excess being the "Subscription Excess"), the Rights holder will be deemed to have exercised the Oversubscription Privilege to purchase, to the extent available and subject to proration as described under "Subscription Privileges--Oversubscription Privilege," that number of whole Excess Shares equal to the quotient obtained by dividing the Subscription Excess by the Subscription Price. Any amount remaining after application of the foregoing procedures shall be returned to the Rights holder as soon as practicable by mail, without interest or deduction.

  Completed Subscription Certificates and payment of the Subscription Price should be mailed or delivered by hand or overnight courier by such Rights holders to:


If by Mail:                               If by Overnight Courier:

State Street Bank & Trust Company         State Street Bank & Trust Company
Corporate Reorganization                  Corporate Reorganization
P.O. Box 9061                             2 Heritage Drive
Boston, MA 02205-8686                     North Quincy, MA 02171


If by Hand, either:

Bank of Boston                            State Street Bank & Trust Company
c/o Boston Equiserve                      c/o Boston Equiserve
Corporate Reorganization                  Corporate Reorganization
55 Broadway--3rd Floor                    225 Franklin Street--Concourse Level
New York, NY 10006                        Boston, MA 02101


  The Subscription Agent's telephone number is (800) 426-5523.

  Payment of the Subscription Price may be made by wire transfer, check, bank draft or money order payable to the order of State Street Bank & Trust Company, as Subscription Agent, for all subscribed for shares of Common Stock. Wire transfers should be sent to: ABA No.: 0110-0002-8, DDA No.: 7608-355-9,
Attention: BFDS CST REOG/HRCCM. Rights holders are urged to call the Subscription Agent to confirm receipt of wire transfers.

  The Subscription Price will be considered to have been paid only upon clearance of the wire transfer, check, bank draft or money order tendered therefor. All funds received by the Subscription Agent from the exercise of the Rights will be deposited upon receipt.

  Pending issuance of certificates representing shares of Common Stock, funds received for the exercise of Rights and, if applicable, the Oversubscription Privilege, will be held in a segregated escrow account. If a Rights holder exercising the Oversubscription Privilege is allocated less than all of the shares of Common Stock for which that Rights holder subscribed pursuant to the Oversubscription Privilege, then the excess funds held in escrow paid by such Rights holder will be returned by mail, without interest or deduction, as soon as practicable after the Expiration Time and after all prorations and adjustments contemplated by the Rights Offering have been effected.

  If a Rights holder wishes to exercise Rights, but time will not permit such holder to cause the Subscription Certificate or Subscription Certificates evidencing such Rights to reach the Subscription Agent on or prior to the

Expiration Time, such Rights may nevertheless be exercised if all of the following conditions (the "Guaranteed Delivery Procedures") are met:

    (i) such holder has caused payment in full of the Subscription Price for each share of Common Stock being subscribed for pursuant to the Basic Subscription Privilege and the Oversubscription Privilege to be received (in the manner set forth above) by the Subscription Agent on or prior to the Expiration Time;

    (ii) the Subscription Agent receives, on or prior to the Expiration Time, a guarantee notice (a "Notice of Guaranteed Delivery"), substantially in the form provided with the Instructions for Completing Subscription Certificates distributed with the Subscription Certificates, from a member firm of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc., or from a commercial bank or trust company having an office or correspondent in the United States (each, an "Eligible Institution"), stating the name of the exercising Rights holder, the number of Rights represented by the Subscription Certificate or Subscription Certificates held by such exercising Rights holder, the number of shares of Common Stock being subscribed for pursuant to the Basic Subscription Privilege and the number of shares of Common Stock, if any, being subscribed for pursuant to the Oversubscription Privilege, and guaranteeing the delivery to the Subscription Agent of any Subscription Certificate evidencing such Rights within five business days following the date of the Notice of Guaranteed Delivery; and

    (iii) the properly completed Subscription Certificate evidencing the Rights being exercised, with any required signatures guaranteed, is received by the Subscription Agent within five business days following the date of the Notice of Guaranteed Delivery relating thereto. The Notice of Guaranteed Delivery may be delivered to the Subscription Agent in the same manner as Subscription Certificates at the addresses set forth above, or may be transmitted to the Subscription Agent by telegram or facsimile transmission (telecopy no. (617) 774-4519). Additional copies of the form of Notice of Guaranteed Delivery are available upon request from the Information Agent, whose address and telephone number are set forth under "Information Agent," below.

  ONCE A RIGHTS HOLDER HAS EXERCISED THE BASIC SUBSCRIPTION PRIVILEGE OR THE OVERSUBSCRIPTION PRIVILEGE, THE EXERCISE MAY NOT BE REVOKED.

  THE INSTRUCTIONS ACCOMPANYING THE SUBSCRIPTION CERTIFICATE SHOULD BE READ CAREFULLY AND FOLLOWED IN DETAIL. SUBSCRIPTION CERTIFICATES SHOULD BE SENT WITH PAYMENT TO THE SUBSCRIPTION AGENT. DO NOT SEND SUBSCRIPTION CERTIFICATES TO THE COMPANY.

  Any questions or requests for assistance concerning the method of exercising Rights or requests for additional copies of this Prospectus, Instructions for Completing Subscription Certificates, the Notice of Guaranteed Delivery or other documents in connection with the Rights Offering should be directed to the Information Agent, Georgeson & Company Inc. at its address set forth under "Information Agent" (telephone number (800) 223-2064).

INFORMATION AGENT

  The Company has appointed Georgeson & Company Inc. as Information Agent for the Rights Offering. Any questions or requests for assistance concerning the method of exercising Rights or additional copies of this Prospectus, Instructions for Completing Subscription Certificates, the Notice of Guaranteed Delivery or other documents in connection with the Rights Offering may be directed to the Information Agent at the telephone number and address below. The Information Agent will neither supply Subscription Certificates nor will it be able to accept completed Subscription Certificates on behalf of the Company. RIGHTS HOLDERS SHOULD NOT FORWARD THEIR COMPLETED SUBSCRIPTION CERTIFICATES TO THE INFORMATION AGENT. EXERCISE OF THE RIGHTS MAY BE MADE ONLY BY DELIVERY OF THE SUBSCRIPTION CERTIFICATES TO THE SUBSCRIPTION AGENT IN THE MANNER SET FORTH ABOVE.

                           Georgeson & Company Inc.
                               Wall Street Plaza
                           New York, New York 10005
                        Call Toll Free: (800) 223-2064

  The Company will pay the fees and expenses of the Information Agent and has also agreed to indemnify the Information Agent from certain liabilities which it may incur in connection with the Rights Offering.

RISK OF DELIVERY AND PAYMENT; DELIVERY BY MAIL

  The risk of method of delivery of all documents and payment is on subscribers, not on the Company. If the mail is used, it is recommended that insured, registered mail be used and that a sufficient number of days be allowed to ensure delivery to the Subscription Agent before the Expiration Time. Because uncertified personal checks may take at least five business days to clear, Rights holders are strongly urged to pay, or arrange for payment, by means of certified or cashier's check, bank draft, money order or wire transfer of funds.

TRANSFER OF RIGHTS

  Rights may be not be transferred.

NOMINEE HOLDERS

  On the Record Date, holders of Common Stock who hold shares of Common Stock for the account of others, such as brokers, trustees or depositories for securities (a "Nominee Record Date Holder"), should contact the respective beneficial owners of such shares as soon as possible to ascertain those beneficial owners' intentions and to obtain instructions and certain beneficial owner certifications with respect to their Rights, all as included in the Instructions distributed by Nominee Record Date Holders to beneficial owners. If a beneficial owner so instructs, the Nominee Record Date Holder should complete the appropriate subscription form on the Subscription Certificate and, in the case of an exercise of the Oversubscription Privilege, the related Nominee Holder Certification and submit them to the Subscription Agent with the proper payment. In addition, beneficial owners of Common Stock or Rights held through such Nominee Record Date Holder should contact the Nominee Record Date Holder and request the Nominee Record Date Holder to effect transactions in accordance with the beneficial owner's instructions.

PROCEDURES FOR DTC PARTICIPANTS

  Exercise of the Basic Subscription Privilege and the Oversubscription Privilege may be effected through the facilities of the DTC. Rights exercised as part of the Basic Subscription Privilege through DTC are referred to as "DTC Exercised Rights." A holder of DTC Exercised Rights may also exercise the Oversubscription Privilege in respect thereof by properly executing and delivering to the Subscription Agent, on or prior to the Expiration Time, a DTC Participant Oversubscription Exercise Form and a Nominee Holder Certification, together with payment of the appropriate Subscription Price for the number of shares of Common Stock for which the Oversubscription Privilege is to be exercised. Copies of the DTC Participant Oversubscription Exercise Form and the Nominee Holder Certification may be obtained from the Information Agent.

INTERPRETATION

  All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any subscription or request for division will be determined by the Company, in its sole discretion, which determination shall be final and binding. The Company reserves the absolute right to reject any subscription or request for division if it is not in proper form or if the acceptance thereof or the issuance of Common Stock or Rights pursuant thereto could be deemed unlawful. The Company also reserves the right to waive any defect with regard to any particular subscription or request for division. The Company shall not be under any duty to give notification of any defects or irregularities in subscriptions or requests for division, nor shall it incur any liability for failure to give such notification. Subscriptions will not be deemed to have been made nor requests for division received until any such defects or irregularities have been cured or waived within such time period as the Company shall determine. Subscriptions or requests for division with defects or irregularities that have not been cured or waived will be returned by the Company to the appropriate Rights holder as soon as practicable.

DETERMINATION OF SUBSCRIPTION PRICE

  The Subscription Price was determined by the Company following negotiations with the Standby Purchasers. The Subscription Price represents a discount of 10% from the average closing price of the Common Stock on the NASDAQ National Market for the thirty (30) trading days ending June 3, 1996. The discount is intended to provide an inducement to shareholders to exercise their rights as well as an inducement to the Standby Purchasers to enter into the standby purchase agreement with the Company. In approving the Subscription Price, the Company's Board of Directors also considered the historical trading prices of the Common Stock as quoted on the NASDAQ National Market and, among other things, such factors as the history of and prospects for the Company, its past operating losses, its prospects for future earnings and the present state of the Company's development.

  There can be no assurance that the market price for the Common Stock during the Rights Offering will be equal to or above the Subscription Price, or that, following the issuance of the Rights and of the shares of Common Stock subscribed by holders of Rights or purchased by the Standby Purchasers, a subscribing Rights holder will be able to sell shares purchased in the Rights Offering at a price equal to or greater than the Subscription Price.

STATE AND FOREIGN SECURITIES LAWS

  The Rights may not be exercised by any person, and neither this Prospectus nor any Subscription Certificate shall constitute an offer to sell or a solicitation of an offer to purchase any shares of Common Stock, in any jurisdiction in which such transactions would be unlawful. The Company believes that any action required of the Company has been taken in all jurisdictions of the United States to permit exercises of the Rights and purchases of the Common Stock by the Rights holders. No action has been taken in any jurisdiction outside the United States to permit offers and sales of the Rights or the Common Stock. Consequently, the Company may reject subscriptions pursuant to the exercise of Rights by any Rights holder outside the United States, and the Company may also reject subscriptions from Rights holders in jurisdictions within the United States if it should later determine that it may not lawfully issue shares to such Rights holders, even if it could do so by qualifying the shares for sale or by taking other actions in such jurisdictions.

ANTITAKEOVER EFFECT OF RIGHTS OFFERING

  The Rights Offering has no antitakeover purpose and the Company does not believe that the Rights Offering has any antitakeover effect.

STANDBY COMMITMENTS

  The Company has entered into a standby purchase agreement with Brynwood II, Hendrik J. Hartong and Richard T. Niner (the "Standby Purchasers") pursuant to which (a) Brynwood II has agreed to purchase from the Company, and the Company has agreed to sell to Brynwood II, at the Subscription Price, all of the 278,001 shares of Common Stock that otherwise would have been available for purchase by Brynwood I pursuant to its Basic Subscription Privilege and (ii) the Standby Purchasers have agreed to purchase from the Company, and the Company has agreed to sell to the Standby Purchasers, at the Subscription Price, an aggregate of up to 326,751 shares of Common Stock to the extent such shares are not purchased by shareholders pursuant to the exercise of Rights, including the Oversubscription Privilege. None of the Standby Purchasers has received a fee or commission from the Company for entering into the standby purchase agreement, nor will they receive a fee or commission upon the purchase of shares pursuant to such agreement. The sale of shares to the Standby Purchasers will be consummated promptly following the Expiration Time.

  Pursuant to the standby purchase agreement, the Company has agreed that if, in connection with a proposed offer for sale, sale or other disposition by the Standby Purchasers of shares of Common Stock purchased by them pursuant to the standby purchase agreement, delivery of a prospectus would be required under the Securities Act, then, upon the written request of such Standby Purchasers on not more than two occasions, the Company will take such action, including, if necessary, the filing of a registration statement under the Securities Act, as may be necessary and appropriate to make available a prospectus that will permit such Standby Purchasers to effectuate the disposition of such shares. In addition, the Company has granted to the Standby Purchasers certain "piggy-back" registration rights to include such Common Stock, subject to certain limitations, in any other registration statement filed by the Company for its own account or the account of any of its security holders (including any of the Standby Purchasers). The costs associated with the Company's obligations in connection with the provision of a prospectus to the Standby Purchasers, including, if necessary, the inclusion of their shares in a registration statement under the Securities Act, will be borne by the Company. Any underwriting commissions relating to the sale of such shares by the Standby Purchasers will be borne by the Standby Purchasers.

  Messrs. Hartong and Niner, both of whom are directors of the Company, are the general partners of partnerships that serve, respectively, as managing general partner of Brynwood I and Brynwood II.

                         DESCRIPTION OF CAPITAL STOCK

  The authorized capital stock of the Company consists of 7,500,000 shares of Common Stock, of which 5,426,482 shares were outstanding as of June 5, 1996, and 40,000 shares of Preferred Stock, par value $100 per share (the "Preferred Stock"), of which none were outstanding as of such date. All outstanding shares of Common Stock are duly authorized, validly issued, fully paid and non-assessable. The following summary description of the capital stock of the Company is qualified in its entirety by reference to the Amended and Restated Articles of Incorporation of the Company, a copy of which is filed as an exhibit to the Registration Statement.

COMMON STOCK

  The holders of shares of Common Stock are entitled to one vote per share on all matters to be voted on by shareholders. The holders of shares of Common Stock are not entitled to cumulate their votes in the election of directors, which means that holders of a majority of the outstanding shares of Common Stock can elect all the directors of the Company. The holders of shares of Common Stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors, in its discretion, from any assets legally available therefor.

  The holders of Common Stock are not entitled to preemptive, subscription or conversion rights, and there are no redemption or sinking fund provisions applicable to Common Stock. The holders of Common Stock are not subject to further calls or assessments by the Company. Upon liquidation of the Company, after payment or provision for payment of all of the Company's obligations and any liquidation preference of any outstanding Preferred Stock, the holders of the Company's Common Stock are entitled to share ratably in the remaining assets of the Company.

PREFERRED STOCK

  The Company currently has no shares of Preferred Stock outstanding. The Company's Board of Directors, without further approval of the shareholders, is vested with broad authority with respect to the Preferred Stock to establish and designate series, fix the number of shares to be included in each series, provide for a sinking fund for the purchase or redemption of shares or a purchase fund for the purchase of shares of such series, and to determine the relative rights, preferences and limitations of each series, including but not limited to the dividend and voting rights of such Preferred Stock and any preferential amounts payable to the holders of Preferred Stock on liquidation. The Board of Directors will also determine whether such Preferred Stock will be convertible into other securities of the Company, including Common Stock. Accordingly, the issuance of Preferred Stock, while promoting flexibility in connection with possible acquisitions and other corporate purposes, could adversely affect the voting rights of the holders of, or the market price of, Common Stock and, under certain circumstances, make it more difficult for a third party to gain control of the Company. The holders of Preferred Stock also have the right to vote separately as a class on any proposal involving fundamental changes in the rights of holders of Preferred Stock pursuant to the Indiana Business Corporation Law (the "IBCL").

CERTAIN PROVISIONS OF THE ARTICLES OF INCORPORATION AND INDIANA LAW

  Under the IBCL, directors are required to discharge their duties (i) in good faith; (ii) with the care an ordinarily prudent person in a like position would exercise under similar circumstances; and (iii) in a manner the directors reasonably believe to be in the best interests of the Company. However, the IBCL exonerates directors from liability for breach of these standards of conduct unless the breach constitutes willful misconduct or recklessness. This exoneration from liability may not affect the availability of equitable relief, including injunctions. Furthermore, the exoneration from liability under Indiana law does not affect the liability of directors for violations of the federal securities laws.

  Section 4 of Article VIII of the Company's Amended and Restated Articles of Incorporation ("Section 4") provides for higher shareholder approval requirements for certain transactions (such as business combinations) with or otherwise involving another corporation or entity that beneficially owns, directly or indirectly, more than 5% of the Common Stock (a "Related Corporation"). Instead of a majority vote requirement (or the absence of any required shareholder vote), transactions subject to Section 4 require the affirmative vote of the holders of not less than three-fourths (3/4) of the outstanding shares of Common Stock. Transactions subject to Section 4 include mergers with a Related Corporation, the sale or exchange of substantially all of the assets of the Company to a Related Corporation and the issuance of Company securities in exchange or payment for properties or assets of a Related Corporation. However, a transaction that is approved by two-thirds of the directors of the Company or by a majority of the directors of the Company prior to the acquisition of more than 5% of the Common Stock of the Company is not subject to Section 4 and the requirements of Indiana law otherwise applicable would govern shareholder approval. Section 4 may not be altered, amended or repealed except by the affirmative vote of the holders of three-fourths (3/4) of the outstanding Common Stock.

  Under Sections 23-1-42-1 to 23-1-42-11 of the IBCL (the "Control Share Provisions"), any person or group of persons that acquires the power to vote one-fifth or more of the shares of an "issuing public corporation" shall not have the right to vote such shares unless granted voting rights by the holders of a majority of the outstanding shares of the corporation and by the holders of a majority of the outstanding shares excluding "interested shares." Interested shares are those shares held by the acquiring person, officers of the corporation and employees of the corporation who are also directors of the corporation. If the approval of voting power for the shares is obtained, additional shareholder approvals are required when a shareholder acquires the power to vote one-third or more and a majority or more of the voting power of the corporation's shares. In the absence of such approval, the additional shares acquired by the shareholder may not be voted. If the shareholders grant voting rights to the shares after a shareholder has acquired a majority or more of the voting power, all shareholders of the corporation are entitled to exercise statutory dissenters' rights and to demand the value of the shares in cash from the corporation. If voting rights are not accorded to the shares, the corporation may have the right to redeem them. The Control Share Provisions do not apply to acquisitions of voting power pursuant to a merger or share exchange agreement to which the corporation is a party. An "issuing public corporation" means an Indiana corporation which has 100 or more shareholders, its principal place of business, its principal office or substantial assets within Indiana and either (i) more than 10% of its shareholders are Indiana residents, (ii) more than 10% of its shares are owned by Indiana residents or (iii) 10,000 of its shareholders reside in Indiana. A corporation can elect to not be subject to the Control Share Provisions by adopting a By-law provision to that effect. Such By-law provision may be amended by the Board of Directors without a shareholder vote.

  Sections 23-1-43-1 to 23-1-43-23 of the IBCL (the "Business Combination Provisions") prohibit a person who acquires beneficial ownership of 10% or more of the shares of an Indiana corporation that has 100 or more shareholders (an "interested shareholder"), or any affiliate or associate of an interested shareholder, from effecting a merger or other business combination with the corporation for a period of five years from the date on which the person became an interested shareholder, unless the transaction in which the person became an interested shareholder was approved in advance by the corporation's Board of Directors. Following the five-year period, a merger or other business combination may be effected with an interested shareholder only if (i) the business combination is approved by the corporation's shareholders excluding the interested shareholder and any of its affiliates or associates, or (ii) the consideration to be received by shareholders in the business combination is at least equal to the highest price paid by the interested shareholder in acquiring its interest in the corporation, with certain adjustments, and certain other requirements are met. The Business Combination Provisions broadly define the term "business combination" to include mergers, sales or leases of assets, transfers of shares of the corporation, proposals for liquidation and the receipt by an interested shareholder of any financial assistance or tax advantage from the corporation, except proportionately as a shareholder of the corporation.

  The overall effect of the above provisions may be to render more difficult or to discourage a merger, a tender offer, a proxy contest, or the assumption of control of the Company by a holder of a large block of the Company's stock or other person, or the removal of incumbent management, even if such actions may be beneficial to the Company's shareholders generally.

LISTING

  The Common Stock is traded in the NASDAQ National Market under the symbol "HURC."

TRANSFER AGENT AND REGISTRAR

  The Transfer Agent and Registrar for the Common Stock is State Street Bank & Trust Company. Its address for such purposes is P.O. Box 8200, Boston, Massachusetts 02266.

                        FEDERAL INCOME TAX CONSEQUENCES

  Set forth below is a summary of the material federal income tax consequences to holders of Common Stock in respect of the receipt of Rights under the Rights Offering, the exercise or expiration of such Rights and the sale of Common Stock acquired through the exercise of such Rights and represents the opinion of Weil, Gotshal & Manges LLP, New York, New York, special counsel to the Company. The summary deals only with Rights, and shares of Common Stock received through the exercise thereof, which are held as capital assets within the meaning of section 1221 of the Internal Revenue Code of 1986, as amended (the "Code").

  The summary is based on the Code, Treasury regulations, administrative pronouncements and judicial decisions now in effect, all of which are subject to change (possibly on a retroactive basis). The summary does not consider any foreign, state or local tax consequences, nor does it address estate or gift tax considerations. Furthermore, the summary does not address all aspects of federal income taxation that may be relevant to investors in light of their particular circumstances or to certain types of investors subject to special treatment under the federal income tax laws (such as foreign shareholders, dealers in securities or currencies, tax-exempt organizations, regulated investment companies, life insurance companies, banks, other financial institutions, pass-through entities and persons holding Rights or Common Stock as part of a "straddle," "hedge" or "conversion transaction").

ISSUANCE OF RIGHTS

  A holder of Common Stock will not recognize taxable income as a result of the Company's distribution of Rights to such holder.

BASIS OF RIGHTS

  Except as provided in the following sentence, the basis of Rights received as a distribution with respect to a holder's Common Stock will be zero. If either (i) the fair market value of the Rights on their date of issuance is 15% or more of the fair market value on such date of the Common Stock with respect to which they are received or (ii) the holder of Common Stock elects, in his or her federal income tax return for the taxable year in which Rights are received, to allocate part of the basis of such Common Stock to the Rights, then, upon the exercise of those Rights, the holder's basis in such Common Stock will be allocated between the Common Stock and the Rights in proportion to the fair market values of each on the date of issuance of the Rights.

EXPIRATION OF RIGHTS

  A holder of Rights who fails to exercise such rights prior to the Expiration Time in accordance with the terms of the Rights Offering will not recognize any gain or loss as a result thereof and no adjustment will be made to the tax basis of the Common Stock, if any, then owned by such holder.

EXERCISE OF RIGHTS

  A holder of Rights will not recognize any gain or loss upon the exercise of such Rights. Under current law, the holder's tax basis in the Common Stock acquired through the exercise of Rights will be equal to the sum of the Subscription Price therefor and the tax basis of the Rights exercised (as determined above), if any. The holding period of the Common Stock acquired through the exercise of Rights will begin on the date such Rights are exercised.

SALE OF COMMON STOCK

  Upon a sale of Common Stock acquired through the exercise of Rights, the selling shareholder will recognize gain or loss equal to the difference between the amount realized by the shareholder on the sale and the shareholder's tax basis in such Common Stock. Any such gain or loss will be capital gain or loss, and will be long term capital gain or loss if the Common Stock has been held for more than one year.

PROPOSED LEGISLATION

  The Clinton Administration recently proposed the mandatory use of the average-cost method in determining the basis of substantially identical securities. If enacted, a selling shareholder would be required both to average the tax basis of all of his or her shares of Common Stock, with the result that each share of Common Stock sold, whether or not acquired through the exercise of Rights, would have an identical tax basis with each of the shares retained, and to determine his or her holding period for the shares of Common Stock sold on a first-in, first-out basis. There can be no way of predicting whether or not such proposal will be enacted.

  THE FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION PURPOSES ONLY. SHAREHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE RIGHTS OFFERING IN VIEW OF THEIR OWN PARTICULAR CIRCUMSTANCES.

                                 LEGAL MATTERS

  The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Baker & Daniels, Indianapolis, Indiana. Certain tax matters will be passed upon for the Company by Weil, Gotshal & Manges LLP, New York, New York.

                                    EXPERTS

  The consolidated financial statements and schedule of the Company and its subsidiaries at October 31, 1995 and 1994, and for the years then ended, incorporated by reference in this Prospectus and elsewhere in the Registration Statement, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said report. The consolidated financial statements and schedule of the Company and its subsidiaries for the year ended October 31, 1993, incorporated by reference in this Prospectus and elsewhere in the Registration Statement, have been audited by Coopers & Lybrand L.L.P., independent public accountants, as indicated in their report with respect thereto, and are incorporated by reference herein in reliance upon such report, given upon the authority of such firm as experts in accounting and auditing.

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

 NO DEALER, SALESMAN OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY IN-FORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE RIGHTS OR THE COMMON STOCK TO WHICH IT RELATES, OR AN OFFER IN ANY JURISDIC-TION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH AN OFFER IN SUCH JURIS-DICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE SUCH DATE.

                               ----------------

                               TABLE OF CONTENTS

                               ----------------

                                                                            PAGE
                                                                            ----
Available Information......................................................   3
Incorporation of Certain Documents by Reference............................   3
Prospectus Summary.........................................................   4
Risk Factors...............................................................   7
The Company................................................................   9
Use of Proceeds............................................................   9
Price Range of Common Stock and Dividends..................................  10
Capitalization.............................................................  11
The Rights Offering........................................................  12
Description of Capital Stock...............................................  18
Federal Income Tax Consequences............................................  20
Legal Matters..............................................................  22
Experts....................................................................  22

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                               1,085,296 SHARES

                             HURCO COMPANIES, INC.

                                 COMMON STOCK

                               ----------------
                                  PROSPECTUS
                               ----------------

                                 JUNE 6, 1996


- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

  The following table sets forth the estimated costs and expenses payable by the Company in connection with the Rights Offering.

      Securities and Exchange Commission Registration Fee.......... $  1,734.00
      Blue Sky Fees and Expenses...................................      700.00
      Legal Fees and Expenses......................................  100,000.00
      Accounting Fees and Expenses.................................   13,000.00
      Subscription Agent's and Information Agent's Fees............   15,000.00
      Printing Expenses............................................   50,000.00
      Listing Fees.................................................   17,500.00
      Miscellaneous................................................    2,063.00
                                                                    -----------
        Total...................................................... $200,000.00
                                                                    ===========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  Article VI, Section 3 of the Company's By-Laws states that the Company will, to the full extent permitted by the Indiana Business Corporation Law, as amended, indemnify any person who is made a party to or who is involved in any proceeding, by reason of the fact that he is or was a director, officer, employee or agent of the Company, against certain liabilities incurred by him or her in connection with such proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful. The Company has entered into employment agreements with certain executive officers, which also provide indemnification against certain liabilities.

  Sections 23-1-37-1 to 23-1-37-15 of the Indiana Business Corporation Law authorize a corporation to indemnify its directors and officers in terms sufficiently broad to permit such indemnification (including reimbursement of expenses incurred) under certain circumstances for liabilities arising under the Securities Act.

ITEM 16. EXHIBITS

 EXHIBIT
 NUMBER                                DESCRIPTION
 -------                               -----------
  1      Standby Purchase Agreement dated as of June 6, 1996, by and among the
         Company and the Standby Purchasers.
  4.1    Amended and Restated Articles of Incorporation of the Company
         (incorporated by reference to Exhibit 3.1 to the Company's Annual
         Report on Form 10-K for the year ended October 31, 1989).
  4.2    Amended and Restated By-Laws of the Company (incorporated by reference to Exhibit 3.3 to the Company's Quarterly Report on Form 10-Q for the
         quarter ended January 31, 1996).
  5      Opinion of Baker & Daniels with respect to legality of the securities.
  8      Opinion of Weil, Gotshal & Manges LLP with respect to certain federal income tax matters.
 23.1    Consent of Baker & Daniels (included in Exhibit 5).
 23.2    Consent of Weil, Gotshal & Manges LLP (included in Exhibit 8).
 23.3    Consent of Arthur Andersen LLP.
 23.4    Consent of Coopers & Lybrand L.L.P.
 24      Power of Attorney (included on signature page).


 EXHIBIT
 NUMBER                               DESCRIPTION
 -------                              -----------
 99.1    Form of Subscription Certificate.
 99.2    Instructions for Completing Subscription Certificates.
 99.3    Notice of Guaranteed Delivery.
 99.4    Subscription Agency Agreement dated as of June 6, 1996, between the
         Company and the Subscription Agent.
 99.5    Letter to Holders of Common Stock.
 99.6    Letter to Brokers, Dealers, Commercial Banks, Trust Companies and
         Other Nominees.
 99.7    Letter to Clients from Brokers, Dealers, Commercial Banks, Trust
         Companies and Other Nominees.
 99.8    DTC Participant Oversubscription Exercise Form.
 99.9    Nominee Holder Certification.
 99.10   Special Notice to Holders of Common Stock Whose Addresses are Outside
         the United States.

ITEM 17. UNDERTAKINGS

  (a) The undersigned registrant hereby undertakes:

    (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

      (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act");

      (ii) to reflect in the Prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement;

      (iii) to include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") that are incorporated by reference in this Registration Statement.

    (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the Securities offered therein, and the offering of such Securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) To remove from registration by means of a post-effective amendment any of the Securities being registered hereby which remain unsold at the termination of the offering.

  (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (c) The undersigned registrant hereby undertakes to supplement the Prospectus, after the Expiration Time, to set forth the results of the Rights Offering and the amount of unsubscribed securities purchased by the Standby Purchasers.

  (d) The undersigned registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (e) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Indianapolis, Indiana, on the 6th day of June, 1996.

                                          Hurco Companies, Inc.

                                                     /s/ Roger J. Wolf
                                          By: _________________________________
                                                ROGER J. WOLF SENIOR VICE-
                                              PRESIDENT, SECRETARY, TREASURER
                                                AND CHIEF FINANCIAL OFFICER
                                                 (PRINCIPAL FINANCIAL AND
                                                    ACCOUNTING OFFICER)

                               POWER OF ATTORNEY

  Each of the undersigned hereby appoints Brian D. McLaughlin and Roger J. Wolf and each of them (with full power to act alone), as attorneys and agents for the undersigned, with full power of substitution, for and in the name, place and stead of the undersigned, to sign and file with the Securities and Exchange Commission under the Securities Act of 1933, as amended, any and all amendments and exhibits to this Registration Statement and any and all applications, instruments and other documents in connection therewith pertaining to the registration of the securities registered hereby, with full power and authority to do and perform any and all acts and things whatsoever requisite or desirable.

  Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

              SIGNATURE                        TITLE                 DATE

       /s/ Brian D. McLaughlin         President and Chief       June 6, 1996
- -------------------------------------   Executive Officer
         BRIAN D. MCLAUGHLIN            of Hurco Companies,
                                        Inc. (Principal
                                        Executive Officer)

          /s/ Roger J. Wolf            Senior Vice-              June 6, 1996
- -------------------------------------   President,
            ROGER J. WOLF               Secretary,
                                        Treasurer and Chief
                                        Financial Officer
                                        (Principal
                                        Financial and
                                        Accounting Officer)

     /s/ Hendrik J. Hartong, Jr.       Director                  June 6, 1996
- -------------------------------------
       HENDRIK J. HARTONG, JR.

              SIGNATURE                         TITLE                DATE

       /s/ Andrew L. Lewis IV           Director                 June 6, 1996
- -------------------------------------
         ANDREW L. LEWIS IV

         /s/ E. Keith Moore             Director                 June 6, 1996
- -------------------------------------
           E. KEITH MOORE

        /s/ Richard T. Niner            Director                 June 6, 1996
- -------------------------------------
          RICHARD T. NINER

         /s/ O. Curtis Noel             Director                 June 6, 1996
- -------------------------------------
           O. CURTIS NOEL

     /s/ Charles E.M. Rentschler        Director                 June 6, 1996
- -------------------------------------
       CHARLES E.M. RENTSCHLER